Exhibit 24

CONFIRMING STATEMENT

The undersigned, being the Secretary of Smithtown Bancorp, Inc., confirms that by resolution unanimously adopted by the Board of Directors of Smithtown Bancorp, Inc. (including Hyukmun Kwon) at its meeting held on November 29, 2010, she was authorized to sign and file all SEC reports on Forms 3, 4 and 5 for Hyukmun Kwon on such person’s behalf, beginning with and retroactive to the first such report filed for such person, and ending on December 1, 2010, or any later date on which it may be necessary for another such report to be filed for such person in such person’s capacity as a former Director, Officer or other insider of Smithtown Bancorp, Inc. in accordance with the rules of the SEC.

/s/ Judith Barber

Date: November 30, 2010